As filed with the Securities and Exchange Commission on September 6, 2007

Registration No. 333-113503

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

BASF AKTIENGESELLSCHAFT

(Exact name of issuer of deposited securities as specified in its charter)

BASF CORPORATION*

(Translation of issuer's name into English)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Robert C. Treuhold Shearman & Sterling LLP 114, avenue des Champs-Elysées 75008 Paris, France (011) 331 5389 7000

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-12016).

*BASF Corporation is also the name of a wholly owned subsidiary of the issuer in the United States.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 14, 15 and 20

securities

(iii)  The collection and distribution of dividends

Articles number 4, 5, 8, 13, 14, 18, 20 and 23

(iv)  The transmission of notices, reports and proxy

Articles number 14, 15, 16, 17, 20

soliciting material

and 23

(v)  The sale or exercise of rights

Articles number 13, 14, 20 and 23

(vi)  The deposit or sale of securities resulting from

Articles number 13, 14, 16, 20 and

dividends, splits or plans of reorganization

23

(vii)  Amendment, extension or termination of the

Articles number 22 and 23

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 17

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit or

Articles number 2, 4, 5, 6, 7, 19

withdraw the underlying securities

and 24

(x)  Limitation upon the liability of the depositary

Articles number 13, 20, 21 and 23

3.  Fees and Charges

Articles number 8 and 19

Item – 2.

Available Information

Public reports furnished by issuer

Article number 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 1, 1999, as amended and restated as of June 6, 2000, and as amended and restated as of March 16, 2004, as further amended and restated as of _________, 2007, among BASF Aktiengesellschaft, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 6, 2007.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares, no par value each, of BASF Aktiengesellschaft.

By:

The Bank of New York,
 As Depositary

By:  /s/ Michael T. Long

Name:  Michael T. Long

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, BASF Aktiengesellschaft has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Ludwigshafen/Rhine, Federal Republic of Germany on September 6, 2007.

BASF Aktiengesellschaft

By:  /s/ Dr. Eckart Sünner
Name: Dr. Eckart Sünner
Title:   President Legal, Taxes and Insurance

By:  /s/ Dr. Eckhard Müller
Name: Dr. Eckhard Müller
Title:   President Finance

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 6, 2007.

/s/ Dr. Jürgen Hambrecht Name: Dr. Jürgen Hambrecht Chairman of the Board of Executive Directors and Principal Executive Officer	/s/ Dr. John Feldmann Name: Dr. John Feldmann Member of the Board of Executive Directors
/s/ Dr. Eggert Voscherau Name: Dr. Eggert Voscherau Vice-Chairman of the Board of Executive Directors	/s/ Dr. Andreas Kreimeyer Name: Dr. Andreas Kreimeyer Member of the Board of Executive Directors
/s/ Dr. Kurt Bock Name: Dr. Kurt Bock Member of the Board of Executive Directors, Principal Accounting Officer and Principal Financial Officer; Authorized U.S. Representative	/s/ Dr. Stefan Marcinowski Name: Dr. Stefan Marcinowski Member of the Board of Executive Directors
/s/ Dr. Martin Brudermüller Name: Dr. Martin Brudermüller Member of the Board of Executive Directors	/s/ Peter Oakley Name: Peter Oakley Member of the Board of Executive Directors

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of December 1, 1999, as amended and restated as of June 6, 2000, and as amended and restated as of

March 16, 2004, as further amended and restated as of ____________,

2007, among BASF Aktiengesellschaft, The Bank of New York as

Depositary, and all Holders from time to time of American Depositary

Shares issued thereunder.

4

Previously Filed.